UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 22, 2019

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the 3Q19 UBS Group AG (consolidated) capital instruments and TLAC-eligible senior unsecured debt information, published today by the registrants, which appears immediately following this page.

UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt

Third quarter 2019

This document provides information about the treatment of capital instruments and other instruments contributing to the total loss-absorbing capacity (TLAC) of UBS Group AG consolidated under the Swiss SRB framework as of 30 September 2019.

Information on the Swiss SRB capital framework and on Swiss SRB going and gone concern requirements that are being phased in until the end of 2019 is provided in the “Capital management” section of our Annual Report 2018, available under “Annual reporting” at www.ubs.com/investors.

Capital instruments and TLAC-eligible senior unsecured debt as of 30 September 2019[1]
millions, except where indicated					Swiss SRB, incl. transitional arrangements		Swiss SRB as of 1.1.20
					Going concern	Gone concern[2]	Going concern	Gone concern[2]
No.	Issuer	ISIN	Issue date	Outstanding amount as of 30.9.19	Amount recognized in regulatory capital as of 30.9.19	Amount eligible for the gone concern requirement as of 30.9.19	Amount recognized in regulatory capital as of 30.9.19	Amount eligible for the gone concern requirement as of 30.9.19	Maturity date	Optional call date
Additional tier 1 capital
1	UBS Group Funding (Switzerland) AG3	CH0271428317	19.02.15	USD 1,250	1,248		1,248		Perpetual	19.02.20
2	UBS Group AG, Switzerland, or employing subsidiaries[4]		31.12.14	USD 410	410		410		Perpetual	01.03.20
3	UBS Group AG, Switzerland, or employing subsidiaries[4]		31.12.15	USD 451	451		451		Perpetual	01.03.21
4	UBS Group Funding (Switzerland) AG3	CH0317921697	21.03.16	USD 1,500	1,492		1,492		Perpetual	22.03.21
5	UBS Group Funding (Switzerland) AG3	CH0331455318	10.08.16	USD 1,100	1,088		1,088		Perpetual	10.08.21
6	UBS Group AG, Switzerland, or employing subsidiaries[4]		31.12.16	USD 359	359		359		Perpetual	01.03.22
7	UBS Group Funding (Switzerland) AG3	CH0400441280	31.01.18	USD 2,000	2,055		2,055		Perpetual	31.01.23
8	UBS Group AG, Switzerland, or employing subsidiaries[4]		31.12.17	USD 357	357		357		Perpetual	01.03.23
9	UBS Group Funding (Switzerland) AG3	CH0447353704	28.11.18	SGD 700	519		519		Perpetual	28.11.23
10	UBS Group Funding (Switzerland) AG3	144A: US90352JAF03 RegS: USH4209UAT37	31.01.19	USD 2,500	2,609		2,609		Perpetual	31.01.24
11	UBS Group AG, Switzerland, or employing subsidiaries[4]		31.12.18	USD 391	391		391		Perpetual	01.03.24
12	UBS Group AG	CH0488506673	27.08.19	AUD 700	467		467		Perpetual	27.08.24
13	UBS Group AG	CH0495570928	04.09.19	SGD 750	538		538		Perpetual	04.09.24
14	UBS Group Funding (Switzerland) AG3	CH0286864027	07.08.15	USD 1,575	1,642		1,642		Perpetual	07.08.25
Total high-trigger loss-absorbing additional tier 1 capital					13,625		13,625
1	UBS Group Funding (Switzerland) AG3	CH0271428309	19.02.15	EUR 1,000	1,115		1,115		Perpetual	19.02.22
2	UBS Group Funding (Switzerland) AG3	CH0271428333	19.02.15	USD 1,250	1,289		1,289		Perpetual	19.02.25
Total low-trigger loss-absorbing additional tier 1 capital[5]					2,404		2,404
Total additional tier 1 capital					16,029		16,029

Tier 2 capital
1	UBS AG, Stamford branch	US90261AAB89	17.08.12	USD 2,000	805	1,208		2,014	17.08.22
2	UBS AG	CH0244100266	15.05.14	USD 2,500	2,098	524		2,622	15.05.24
3	UBS AG	CH0236733827	13.02.14	EUR 2,000	2,237			2,237	12.02.26	12.02.21
Total low-trigger loss-absorbing tier 2 capital[6]					5,140	1,733		6,873
1	UBS AG, Jersey branch[8]	XS0331313055	19.11.07	GBP 130					19.11.19	19.11.19
2	UBS AG, New York branch	US870836AC77	21.07.95	USD 251		252		252	15.07.25
3	UBS AG, Jersey branch	XS0062270581	18.12.95	GBP 61		75		75	18.12.25
4	UBS AG, New York branch	US870845AC84	03.09.96	USD 218		207		207	01.09.26
Total non-Basel III-compliant tier 2 capital[7]						534		534
Total tier 2 capital					5,140	2,267		7,407

Capital instruments and TLAC-eligible senior unsecured debt as of 30 September 2019[1]
millions, except where indicated					Swiss SRB, incl. transitional arrangements		Swiss SRB as of 1.1.20
					Going concern	Gone concern[2]	Going concern	Gone concern[2]
No.	Issuer	ISIN	Issue date	Outstanding amount as of 30.9.19	Amount recognized in regulatory capital as of 30.9.19	Amount eligible for the gone concern requirement as of 30.9.19	Amount recognized in regulatory capital as of 30.9.19	Amount eligible for the gone concern requirement as of 30.9.19	Maturity date	Optional call date
TLAC-eligible senior unsecured debt
1	UBS Group Funding (Switzerland) AG3	144A: US90351DAA54 RegS: USG91703AA90	24.09.15	USD 1,500					24.09.20
2	UBS Group Funding (Switzerland) AG3	144A: US90351DAC11 RegS: USG91703AC56	24.09.15	USD 300					24.09.20
3	UBS Group Funding (Switzerland) AG3	144A: US90351DAE76 RegS: USG91703AJ00	05.04.16	USD 1,000		498		498	14.04.21
4	UBS Group Funding (Switzerland) AG3	144A: US90351DAD93 RegS: USG91703AH44	05.04.16	USD 2,000		979		979	15.04.21
5	UBS Group Funding (Switzerland) AG3	144A: US90351DAG25 RegS: USG91703AL55	10.08.16	USD 500		474		474	01.02.22
6	UBS Group Funding (Switzerland) AG3	144A: US90351DAH08 RegS: USG91703AM39	10.08.16	USD 2,000		1,968		1,968	01.02.22
7	UBS Group Funding (Switzerland) AG3	CH0310451841	22.02.16	CHF 300		304		304	22.02.22
8	UBS Group Funding (Switzerland) AG3	CH0359915425	20.03.17	EUR 1,750		1,896		1,896	20.09.22	20.09.21
9	UBS Group Funding (Switzerland) AG3	CH0302790123	16.11.15	EUR 1,250		1,403		1,403	16.11.22
10	UBS Group Funding (Switzerland) AG3	144A: US90352JAA16 RegS: USH4209UAA46	23.03.17	USD 2,000		2,023		2,023	23.05.23	23.05.22
11	UBS Group Funding (Switzerland) AG3	144A: US90352JAB98 RegS: USH4209UAB29	23.03.17	USD 1,000		1,002		1,002	23.05.23	23.05.22
12	UBS Group Funding (Switzerland) AG3	144A: US90352JAE38 RegS: USH4209UAG16	15.08.17	USD 2,000		2,006		2,006	15.08.23	15.08.22
13	UBS Group Funding (Switzerland) AG3	144A: US90352JAD54 RegS: USH4209UAF33	15.08.17	USD 1,250		1,246		1,246	15.08.23	15.08.22
14	UBS Group Funding (Switzerland) AG3	CH0314209351	04.03.16	EUR 750		842		842	04.03.24
15	UBS Group Funding (Switzerland) AG3	CH0365501516	18.05.17	CHF 400		410		410	18.05.24	18.05.23
16	UBS Group Funding (Switzerland) AG3	CH0445624981	09.11.18	JPY 130,000		1,215		1,215	08.11.24	08.11.23
17	UBS Group Funding (Switzerland) AG3	CH0341440334	30.11.16	EUR 1,250		1,403		1,403	30.11.24	30.11.23
18	UBS Group Funding (Switzerland) AG3	CH0459297435	30.01.19	CHF 400		409		409	30.01.25	30.01.24
19	UBS Group Funding (Switzerland) AG3	CH0409606354	17.04.18	EUR 1,750		1,986		1,986	17.04.25	17.04.24
20	UBS Group Funding (Switzerland) AG3	144A: US90351DAB38 RegS: USG91703AB73	24.09.15	USD 2,500		2,596		2,596	24.09.25
21	UBS Group Funding (Switzerland) AG3	CH0310451858	22.02.16	CHF 150		156		156	23.02.26
22	UBS Group Funding (Switzerland) AG3	144A: US90351DAF42 RegS: USG91703AK72	05.04.16	USD 2,000		2,022		2,022	15.04.26
23	UBS Group Funding (Switzerland) AG3	CH0336602930	01.09.16	EUR 1,250		1,408		1,408	01.09.26	01.06.26
24	UBS Group Funding (Switzerland) AG3	144A: US90352JAC71 RegS: USH4209UAC02	23.03.17	USD 2,000		2,127		2,127	23.03.28	23.03.27

Capital instruments and TLAC-eligible senior unsecured debt as of 30 September 2019[1]
millions, except where indicated					Swiss SRB, incl. transitional arrangements		Swiss SRB as of 1.1.20
					Going concern	Gone concern[2]	Going concern	Gone concern[2]
No.	Issuer	ISIN	Issue date	Outstanding amount as of 30.9.19	Amount recognized in regulatory capital as of 30.9.19	Amount eligible for the gone concern requirement as of 30.9.19	Amount recognized in regulatory capital as of 30.9.19	Amount eligible for the gone concern requirement as of 30.9.19	Maturity date	Optional call date
25	UBS Group Funding (Switzerland) AG3	CH0445624999	09.11.18	JPY 20,000		190		190	09.11.28	09.11.27
26	UBS Group AG	144A: US902613AA61 RegS: USH42097AZ05	13.08.19	USD 1,500		1,507		1,507	13.08.30	13.08.29
Total TLAC-eligible senior unsecured debt						30,069		30,069

1 Refer to “Capital and total loss-absorbing capacity instruments” under “Bondholder information” at www.ubs.com/investors for more information on the key features and the terms and conditions of the capital instruments included in the above table. Instruments are listed according to their maturity or optional call date.    2 Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility.    3 The instruments issued by UBS Group Funding (Switzerland) AG (including the instruments originally issued by UBS Group AG, Switzerland and transferred in May 2018 to UBS Group Funding (Switzerland) AG) as well as the TLAC issued by UBS Group Funding (Switzerland) AG were transferred to UBS Group AG as issuer on 11 October 2019.    4 Relates to deferred contingent capital plan (DCCP) awards. DCCP instruments qualifying as tier 2 capital are eligible for regulatory capital purposes until 31 December of the year prior to maturity.    5 Outstanding low-trigger loss-absorbing additional tier 1 capital instruments are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until their first call date, even if the first call date is after 31 December 2019. As of their first call date, these instruments are eligible to meet the gone concern requirements.    6 Outstanding high- and low-trigger loss-absorbing tier 2 capital instruments are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until the earlier of (i) their maturity or first call date or (ii) 31 December 2019, and to meet gone concern requirements thereafter. Outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity.    7 Non-Basel III-compliant tier 2 capital instruments qualify as gone concern instruments.    8 This instrument was called at its optional call date, and is therefore no longer eligible as capital instrument given the residual tenure is less than two years.

Notice to investors | This document and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s third quarter 2019 report and its Annual Report 2018 for additional information. These reports are available at www.ubs.com/investors.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes, and adjusted results are calculated on the basis of unrounded figures. Information about absolute changes between reporting periods, which is provided in text and that can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi                    _____

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi                    _____

Name:  Ella Campi

Title:    Executive Director

Date:  October 22, 2019